UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

UMAMI SUSTAINABLE SEAFOOD INC.

 (Name of Issuer)

Common Stock

 (Title of Class of Securities)

904074101

 (CUSIP Number)

Vilhelm Mar Gudmundsson

14894 Huntington Gate Drive

Poway, CA 92064

619-726-3069

 (Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 10, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 904074101	13D

1.	NAMES OF REPORTING PERSONS Motomax S.A. de C.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,000,000
	8.	SHARED VOTING POWER -- 0 --
	9.	SOLE DISPOSITIVE POWER 3,000,000
	10.	SHARED DISPOSITIVE POWER -- 0 --
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The percentage owned is based on 59,515,543 shares of common stock outstanding as of November 12, 2012 as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012.

CUSIP No. 904074101	13D

1.	NAMES OF REPORTING PERSONS Karla Adriana Garcia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Mexico
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -- 0 --
	8.	SHARED VOTING POWER 3,000,000(2)
	9.	SOLE DISPOSITIVE POWER -- 0 --
	10.	SHARED DISPOSITIVE POWER 3,000,000(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,000(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 59,515,543 shares of common stock outstanding as of November 12, 2012 as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012.
(2)	Consists of shares owned by Motomax S.A. de C.V., a corporation which is 99.99% owned by Ms. Garcia.

CUSIP No. 904074101	13D

1.	NAMES OF REPORTING PERSONS Vilhelm Mar Gudmundsson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iceland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -- 0 --
	8.	SHARED VOTING POWER 10,000,000(2)
	9.	SOLE DISPOSITIVE POWER -- 0 --
	10.	SHARED DISPOSITIVE POWER 10,000,000(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000(2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8%(1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The percentage owned is based on 59,515,543 shares of common stock outstanding as of November 12, 2012 as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012.

(3)	Consists of (a) 3,000,000 shares owned by Motomax S.A. de C.V., a corporation which is 99.99% owned by Mr. Gudmundsson’s spouse, Karla Adriana Garcia, and (b) 7,000,000 shares beneficially owned by Robert Gudfinnsson.

CUSIP No. 904074101	13D

EXPLANATORY NOTE: The Reporting Persons previously filed a statement of beneficial ownership on Schedule 13D with the Securities and Exchange Commission with respect to the common stock of Umami Sustainable Seafood, Inc. (the “Issuer”), pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1 thereunder. Subsequent to the filing of the Schedule 13D, Vilhelm Mar Gudmundsson, a Reporting Person, has taken certain actions in concert with Robert Gudfinnson, a shareholder of the Issuer, such that Messrs. Gudmundsson and Gudfinnsson may be deemed a “group” for purposes of Section 13(d) of the Exchange Act. The Reporting Persons are filing this amendment on Schedule 13D to report this change of facts pursuant to Rule 13d-2 under the Exchange Act.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Umami Sustainable Seafood Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1230 Columbia St., Suite 440, San Diego, CA 94089.

Item 2. Identity and Background

Reporting Persons

(a) This Schedule 13D is filed by (i) Motomax S.A. de C.V. (“Motomax”); (ii) Vilhem Mar Gudmundsson; and (iii) Karla Adriana Garcia (collectively, the “Reporting Persons”).

(b) The business address of Motomax is #68 Linda Vista, Col. Villahermosa, San Carlos, Sonora, Mexico C.P. 85506 and the business address of Mr. Gudmundsson and Ms. Garcia is 14894 Huntington Gate Drive, Poway, CA 92064.

(c) Motomax is in the business of financial holdings. The principal occupation of Mr. Gudmundsson is chief executive officer of Selsteinn, Inc., a research and development company, and Ms. Garcia is not employed and is not seeking employment.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Motomax is organized under the laws of Mexico. Ms. Garcia is a citizen of Mexico. Mr. Gudmundsson is a citizen of Iceland.

Robert Gudfinnsson

(a) Robert Gudfinnsson.

(b) Mr. Gudfinnsson’s business address is 4 V Dimech Street, Floriana, Malta 1504.

(c) The principal occupation of Mr. Gudfinnsson is independent consultant and chief executive officer of Holshyrna USA.

(d) During the past five years, to the knowledge of the Reporting Persons, Mr. Gudfinnsson has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, to the knowledge of the Reporting Persons, Mr. Gudfinnsson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 904074101	13D

(f) Mr. Gudfinnsson is a citizen of Iceland.

Item 3. Source and Amount of Funds or Other Consideration

On November 30, 2010, the Issuer issued ten million shares of Common Stock to two persons in connection with the acquisition of the equity of Baja and Oceanic Enterprises, Inc. Three million of those shares were issued to Motomax, a corporation which is 99.99% owned by Mr. Gudmundsson’s spouse, Karla Adriana Garcia. Ms. Garcia and Mr. Gudmundsson are deemed to beneficially own the shares of Common Stock owned by Motomax pursuant to Rule 13d-3 of the Exchange Act.

Mr. Gudfinnsson sold shares of Common Stock of the Issuer to another holder of shares of Common Stock of the Issuer in exchange for a promissory note. 7,000,000 shares of Common Stock held by the issuer of the promissory note were pledged as collateral for the issuer’s obligations under the promissory note. On December 10, 2012, such shares were issued to Salander Holdings Ltd. (“Salander”), and subsequently transferred to Lisbeth Holdings Ltd. (“Lisbeth”), a wholly-owned subsidiary of Salander, upon foreclosure on that pledge. Mr. Gudfinnsson is Director of Salander and is deemed to beneficially own the shares of Common Stock of the Issuer owned by Lisbeth pursuant to Rule 13d-3 of the Exchange Act.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference. The Reporting Persons initially acquired beneficial ownership of 3,000,000 shares of Common Stock in connection with the Issuer’s acquisition of Baja and Oceanic. Mr. Gudfinnsson acquired beneficial ownership of 7,000,000 shares of Common Stock upon default of a promissory note issued by another stockholder of the Issuer.

(a) Each of the Reporting Persons and Mr. Gudfinnsson may directly or indirectly (i) make further purchases of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise, or (ii) sell all or part of their shares of Common Stock in open market or privately negotiated transactions or otherwise. Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, Mr. Gudfinnsson has reached any decision with respect to any such possible actions.

(b) – (j): Each of Mr. Gudmundsson, a Reporting Person, and Mr. Gudfinnsson is a consultant and advisor to the board of the directors of the Issuer. Mr. Gudmundsson and Mr. Gudfinnsson are actively involved in matters of the board and management and thus may have general knowledge about one or more of the items listed under (b) – (j) of this item. However, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, Mr. Gudfinnsson currently has any plans or proposals which relate to or would result in any of the matters set forth in clauses (b) – (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a) The Issuer had 59,515,543 shares of Common Stock outstanding as of November 12, 2012, as reported by the Issuer in its Form 10-K/A filed with the Commission on November 21, 2012. Motomax, a Reporting Person, beneficially owns an aggregate of 3,000,000 shares of Common Stock of the Issuer, representing approximately 5.0% of the total outstanding shares of the Issuer’s Common Stock. Ms. Garcia, a Reporting Person, beneficially owns an aggregate of 3,000,000 shares of Common Stock of the Issuer, representing approximately 5.0% of the total outstanding shares of the Issuer’s Common Stock. Mr. Gudmundsson, a Reporting Person, and Mr. Gudfinnsson beneficially own an aggregate of 10,000,000 shares of Common Stock of the Issuer, representing approximately 16.8%% of the total outstanding shares of the Issuer’s Common Stock.

CUSIP No. 904074101	13D

(b) Motomax has the sole power to vote or direct to vote, and the sole power to dispose of or direct the disposition of, 3,000,000 shares of Common Stock of the Issuer. Ms. Garcia controls Motomax and is deemed to have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, the 3,000,000 shares of Common Stock held by Motomax pursuant to Rule 13d-3 of the Exchange Act. Mr. Gudmundsson is Ms. Garcia’s spouse and is deemed to have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, the 3,000,000 shares of Common Stock held by Motomax pursuant to Rule 13d-3 of the Exchange Act. Mr. Gudmundsson is also deemed to have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, the 7,000,000 shares of Common Stock beneficially owned by Mr. Gudfinnsson pursuant to Rule 13d-5 of the Exchange Act. Mr. Gudfinnsson is deemed to have the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, the 7,000,000 shares of Common Stock owned by Lisbeth pursuant to Rule 13d-3 of the Exchange Act, and the shared power to vote or direct to vote, and the shared power to dispose of or direct the disposition of, the 3,000,000 shares of Common Stock beneficially owned by Mr. Gudmundsson pursuant to Rule 13d-5 of the Exchange Act.

(c) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, each of the Reporting Persons and Mr. Gudfinnsson has not affected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure set forth in Item 4, above, is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Not applicable.

CUSIP No. 904074101	13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 20, 2012

Motomax S.A. de C.V.

By:	/s/ Karla Adriana Garcia
Karla Adriana Garcia

By:	/s/ Vilhelm Mar Gudmundsson
Vilhelm Mar Gudmundsson

By:	/s/ Karla Adriana Garcia
Karla Adriana Garcia